Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, Indiana 46204
Tel. (317) 266-0100
Fax (317) 631-3750
January 28, 2011
VIA EDGAR
United States Securities and Exchange Commission
Mail Stop 3720
100 F St. NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director
Emmis Communications Corporation
Form 10-K for the Year Ended February 28, 2010, as Amended, Filed May 7, 2010
File No. 0-23264
Dear Mr. Spirgel:
I am writing in response to the comments of the Staff contained in the Staff’s letter to Patrick Walsh, the Chief Financial Officer of Emmis Communications Corporation (“Emmis” or the “Company”) dated January 6, 2011 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K.
Set forth below are the Staff’s comments conveyed in the Comment Letter and the Company’s responses thereto.
c) Local Programming and Marketing Agreement Fees, page 60
1.
We note your response to comment one from our letter dated September 21, 2010. Since you deemed that Emmis and Grupo were related parties pursuant to ASC 810-25-43(d), you performed an analysis of the provisions of ASC 810-25-44 and concluded that Emmis was most closely associated with the VIE. However, we believe that prior to performing an analysis of the factors described in ASC 810-25-44, you are required to determine whether Emmis or Grupo has a controlling financial interest in the VIE under paragraph 38A.

Provide us with a detailed analysis showing how you evaluated the guidance contained in ASC 810-25-38A in determining whether you or Grupo would be deemed the primary beneficiary of the VIE.

In evaluating your response, we also considered foreign ownership restrictions on GRC and its ability to overcome these restrictions. We refer to Article 12.3 of the Put and Call Agreement which states that “if at the time the Put or Call is exercised, GRC is not qualified to acquire the Station under the FCC’s rules and policies, then GRC shall designate a ... Qualified Designee. No consent from Emmis shall be required for the assignment.” We also noted that you reported in your Form 8-K filed on April 3, 2009, that GRC is obligated to find a purchaser who meets all applicable FCC ownership requirements if GRC is not qualified to own a Station at the time of purchase. Accordingly, Emmis’ loss exposure due to a breach of contract could not be presumed. Nor is GRC precluded from becoming the primary beneficiary of the VIE based on its current foreign ownership status.

Response to Comment 1
In response to the Staff’s question, and as discussed via phone conversations, we respectfully advise that the Company entered into the Local Programming and Marketing Agreement (“LMA”) and Put and Call Agreement (“Agreement”) with Grupo Radio Centro (“Grupo”) with respect to KMVN-FM (Los Angeles, CA) (“KMVN” or the “Station”) effective April 3, 2009, the first quarter of our fiscal year ended February 28, 2010. The Company adopted the provisions of ASC 810 formerly embodied in FASB Statement No. 167 in its first annual period beginning after November, 15, 2009, or March 1, 2010. Accordingly, as of February 28, 2010, we do not believe that ASC 810-10-25-38A was effective or permitted to be adopted by us in our consolidated financial statements as of that date.
Rather, as of February 28, 2010, we accounted for our 100% ownership interest in KMVN License, LLC, which we concluded to be a variable interest entity, under the provisions previously embodied in FIN 46R. As discussed in our previous response, we concluded that Emmis and Grupo were related parties, and that conclusion was drawn, in part, because under the terms of the LMA and Agreement, Emmis cannot sell, transfer or encumber the assets or equity of KMVN License, LLC without first obtaining the consent of Grupo. (As the Staff noted in its letter dated January 6, 2011, Grupo can freely assign its interest to a qualified designee without the required consent of Emmis. Because these consent rights are not bilateral, we believe that Emmis and Grupo continue to be related parties upon our adoption of FAS 167 on March 1, 2010.) This creates a related party relationship between the holders of the variable interests in KMVN License, LLC (KVMN LLC, a 100% owned subsidiary of Emmis, and Grupo) under the provisions of the former paragraph 16(d) of FIN 46R. Under paragraph 17, then, the party within the related party group “that is most closely associated with the variable interest entity is the primary beneficiary,” which we concluded to be Emmis for all the reasons enumerated in our initial response.
Our continuing conclusion of related party designation notwithstanding, we agree with the Staff’s statement that, upon our adoption of FAS 167, we would first consider whether a controlling financial interest is held by either variable interest holder prior to analyzing related party considerations. In that regard, our analysis of the provisions of ASC 810-10-25-38A as they relate to the LMA and Agreement with Grupo follows:
We first considered the design and purpose of the VIE. Emmis formed KMVN License, LLC (the VIE) and contributed its wholly-owned Federal Communications Commission (“FCC”) license into that newly formed entity for the purpose of structuring a transaction that allowed for the programming of the Station by a third party, as well as the Station’s ultimate sale. A critical aspect of this structuring process was the transfer of the Station’s FCC license to a separate legal entity that was not subject to the lien of Emmis’ senior lenders. Aside from the FCC license, the VIE has no other assets and no liabilities. The VIE also has no operations and therefore recognizes no income or expenses.
Management then considered the activities that most significantly impact the economic performance of the VIE. However, it was first important for us to define economic performance and, in particular, certain activities that do NOT impact the economic performance of the VIE.
The VIE has no operations or other apparent measure of economic performance other than changes in the fair value of its sole asset: the FCC license. As discussed in our 10-K, we determine the fair value of an FCC license using an income valuation method that assumes the unit of accounting is commencing operations in its market at the beginning of the valuation period. This cash flow stream is discounted to arrive at a value for the FCC license. This approach is commonly referred to as a Greenfield model of discounted cash flows, and the key goal is to extract the going concern value of the station and therefore determine the value of the license asset irrespective of the programming operations of the station utilizing that license. In other words, the relative success or failure of Grupo’s programming efforts under the LMA and the resulting impact on market ratings of the Station and other measures of financial performance of the going concern is not relevant to the fair value of the license itself. While Grupo’s programming rights may impact Grupo’s return on its license arrangement, such rights do not drive the “economic performance” of the VIE because the fair value of the VIE’s sole asset, the FCC license, is not impacted by the degree of success or failure of such programming efforts. In addition, it is important to note that such decisions regarding programming rights are made outside the VIE and are therefore not included within the purpose and design of the VIE. We believe this is consistent Mr. Bricker’s speech at the most recent AICPA National Conference on Current SEC and PCAOB Developments in that the activities conducted by Grupo are not the VIE’s activities.
The programming efforts may increase the value of Grupo’s own call letters trademark, Station affinities, advertiser (customer) lists and other intangible assets developed by Grupo through the Station’s operations, but those intangible assets are not held by the VIE and not subject to the Agreement. Therefore, we do not believe that Grupo’s programming rights have any impact on the determination of the primary beneficiary of the VIE, because those decisions occur outside the entity and are unrelated to the economic performance of the VIE.
Because the economic performance of the VIE is based upon changes in the fair value of the FCC license, and such changes in fair value are driven by market factors unrelated to the operating results of the Station, the overall activities of the VIE are extremely limited. We considered whether there were no activities of the VIE such that no party should consolidate the VIE, however we found this conclusion unsatisfactory. Rather we considered our involvement in the design and formation of the VIE and more broadly the concept of “economic performance” and whether economic performance may also encompass the ability to realize any changes in fair value of the FCC license. We also considered whether Emmis and Grupo can exercise control over their realization of changes in fair value through exercise of the put or call. In evaluating these instruments (the put and the call) it is important to note that these arrangements are contingently exercisable as they are subject to the approval of the FCC.
Contractually, Emmis can exercise its control over realizing a negative change in value through exercise of its put right, while Grupo can exercise its control over realizing a positive change in value through exercise of its call. While contractual per the Agreement, these rights are also subject to the FCC’s approval of any license transfer, a process that can be lengthy, costly and uncertain as to outcome or timeline thereof. The FCC recognizes Emmis as the sole license owner and the party responsible for complying with the rules and regulations associated with ownership until such time as an application is filed with the FCC for a transfer of ownership and approved by the FCC. If either party exercises the put or call, and if the FCC were to decide against a transfer between Emmis and Grupo, then the Agreement terminates—as it does if the FCC delays its decision for a period that extends beyond two years from the application date. The FCC rules surrounding foreign ownership of licenses are complex and subject to the judgment of that commission. Emmis does not presume loss exposure predicated upon Grupo’s breach of contract, but management can also not assume that Grupo will be able (or financially motivated) to render itself reasonably compliant for purposes of filing an FCC application. And even if Grupo were to do so, such efforts would still be subject to obtaining the approval of the FCC before a license transfer could occur. These contingencies are the same as would be faced by a Qualified Designee and are further discussed in our response to Question #2 below.
Having concluded that, at a minimum, Grupo does not have the ability to make any decisions related to the VIE, management considered the following activities that we believe most significantly impact the economic performance of the VIE:
•	Emmis marketed the FCC license to third parties and ultimately entered into the arrangement with Grupo.

•
As previously noted, Emmis designed the VIE and did so for the purpose of this transaction. Emmis contributed its wholly-owned asset to the VIE, an asset that, immediately prior, had been used in Emmis’ own operations.

•
Pursuant to the LMA, Emmis agreed to make available to Grupo the substantial portion of the programming capacity of the Station. Notwithstanding the rights of Grupo to develop programming for the Station, Emmis retains ultimate ownership and responsibility for the Station assets, including the FCC license permitting its broadcasting activities. The FCC does not recognize Grupo as a party associated with or accountable for adhering to the responsibilities associated with holding an FCC broadcasting license. Emmis is viewed by the FCC as the sole party responsible for the ownership and control of the broadcasting activities. Accordingly, to the extent an FCC violation occurs due to programming developed by Grupo, it is the responsibility of Emmis. The LMA requires that Emmis employ a manager of the Station who “...will direct the day-to-day operations of the Station...” and is an employee of Emmis. Under the terms of the LMA, and in accordance with FCC requirements Emmis, at its sole discretion, indentified and selected two of its employees to direct the day-to-day operations of the Station. The LMA also gives Emmis the right to, among other things, “...refuse to broadcast any program containing matter which violates any right of any third party or which does not meet the requirements of the rules, regulations, and policies of the FCC...” As a final illustration of Emmis’ retained responsibilities, the LMA notes that Emmis “...shall have full authority, power and control over the operation of the Station and over all persons working at the Station during the term.”

While Emmis is clearly viewed as the responsible party under FCC rules and would be subject to fines and any other penalties levied by the FCC, management considered that the LMA does contain an indemnification clause whereby Grupo would be obligated to Emmis for any liabilities incurred due to programming choices (e.g., indecency, slander, etc.). However, as management assessed the matter, it determined that the availability of after-the-fact indemnification from a counterparty whose principal assets are located outside the United States did not constitute a transfer of the economic performance of the VIE to Grupo. First, as a practical matter, Emmis personnel directing the day-to-day operations of the Station are instructed to ensure that the operations of the Station (including its programming) comply with all applicable FCC rules and regulations in order to avoid fines and license forfeitures. Those instructions did not change in reliance on Grupo’s indemnification obligation. Additionally, in the event of a significant FCC fine or license forfeiture, Emmis itself would directly incur the loss and would only be entitled to pursue legal remedies under the indemnification clause. Accordingly, management does not believe that the indemnification agreement lessens Emmis’ control over programming content and compliance with FCC rules and regulations.

We considered that, while neither party may directly control the changes in the fair value of the FCC license and neither party unilaterally controls realization of any such changes, only one party—Emmis—can protect the value of the license from substantial or total loss in value. Programming miscues or other on-air violations could result in the FCC stripping Emmis of the FCC license, resulting in total loss of economic value to the VIE. Similarly, less severe violations may result in fines or other penalties that would be the financial responsibility of Emmis. While not determinative in our analysis, we certainly considered the weight of this responsibility—resting entirely with Emmis—as an important factor in defining both control and economic performance of the VIE.

•
The considerations noted above parallel those enumerated in paragraph 38F of ASC 810-10-25. Emmis established a design for this VIE that explicitly affords it the responsibility to protect its interests in the sole asset of the VIE through exercising its responsibility for ensuring compliance with FCC rules and regulations.

In summary, we concluded that Grupo has no ability to control any of the activities that most significantly impact the economic performance of the VIE.
2.
Tell us the business rationale for entering into the Put and Call Agreement and confirm to us that the Station had a fair value of $110 million as of the agreement date. Explain to us how the terms were negotiated and the nature and extent of the associated economic risks and benefits derived by the counterparties in the transaction. It appears that it is likely that Grupo will exercise its call right if the fair value of the Station exceeds $110 million and that you will likely exercise the put right if the value of the Station falls below $110 million. Thus, prior to or upon the expiration of the agreement, it appears that Grupo or its qualified designee will most likely own the Station.

Response to Comment 2
Emmis and Grupo entered into the arrangement with Grupo with respect to KMVN-FM (Los Angeles, CA) (“KMVN” or the “Station”) in order to comply with Federal Communications Commission (“FCC”) rules and regulations. Emmis had sought to sell the Station in 2008, but was unable to find any qualified buyers given the state of the radio business during the recent recession. Grupo had an interest in acquiring a radio station in the Los Angeles radio market, but was prohibited from doing so under the FCC’s foreign ownership restrictions which prohibit a foreign person or entity from holding more than a 25% interest in a United States radio station. Accordingly, Emmis and Grupo entered into a Local Programming and Marketing Agreement (“LMA”) and a Put and Call Agreement (“Agreement”) under which (i) Grupo would pay Emmis for the right to provide substantially all of the programming for the Station, (ii) Grupo would have a call option to acquire the Station at any time during a seven year period and (iii) Emmis would have a put option to cause Grupo or its Qualified Designee (i.e., a person or entity that is qualified under the FCC’s rules and regulations to acquire the Station) to acquire the Station at the end of the seven year period. The LMA was specifically designed to comply with FCC rules and regulations to ensure that Emmis retained control of the Station during the period of the LMA, with a transfer of control only occurring upon FCC approval of the transfer of the Station’s FCC license following an exercise of the put or call under the Agreement. While both Emmis and Grupo planned for the arrangement to result in a transfer of the Station to Grupo or its Qualified Designee, neither party can assure that result because FCC approval of the transfer of the broadcast license is not a fait acompli. First, Grupo is a foreign person that is not qualified to hold the FCC license. While Grupo has an obligation under the Agreement to either qualify itself or find another Qualified Designee, failure of Grupo to do so will not result in any transfer of the Station’s FCC license. It will merely give Emmis a claim for damages against Grupo, which would have to be pursued through legal action. Additionally, even if Grupo resolves its foreign ownership issues, the FCC could determine not to approve the transfer on other grounds (e.g., alleged violations of the FCC’s prohibition on indecent broadcasts). Depending on the reason for the FCC’s refusal to approve the transfer, Emmis could have a claim for damages against Grupo, or Grupo could have a claim for damages against Emmis. In either case, however, Emmis would remain the owner and operator of the Station. Finally, even if the FCC were to initially approve the transfer, that approval could be challenged by a third party, delaying the effectiveness of the FCC’s order until after the expiration of the two year FCC approval period provided for in the Agreement. In that case, either Emmis or Grupo could elect to terminate the Agreement and Emmis would remain the owner of the Station.
KMVN is a Class B FM radio station that broadcasts at a height, frequency and power that offers one of the best coverage areas for the Los Angeles market. Radio stations such as KMVN are not frequently available for sale. While Emmis has operated radio stations in the United States’ largest markets for over twenty years, Emmis struggled to find a format niche for KMVN that would contribute meaningfully to Emmis’ cash flows. This, coupled with Emmis’ desire to reduce its leverage, led Emmis to seek a buyer for the Station. Emmis and Grupo began discussions of a transaction involving KMVN in late 2008. Determination of a fair value for the Station involved a lengthy negotiation since only two Class B FM radio stations had been sold as standalone transactions in Los Angeles since 2000. One of these stations was sold in 2003 for $250.0 million and the other station was sold in 2008 for $137.5 million.

Furthermore, as a result of the ongoing recession, there were very few radio station transactions in large radio markets. Ultimately, Emmis and Grupo agreed that the price of the Station was $110.0 million as of the agreement date.
As discussed above, due to FCC restrictions on foreign ownership, Grupo was unable to acquire the Station. Instead, the Companies entered into a license agreement whereby Grupo agreed to pay Emmis $7 million per year. Under its existing format, Emmis was losing approximately $4 million per year, so Emmis was willing to allow Grupo to begin formatting its FCC license in exchange for the $7 million annual payment. At the time, this $11 million cash flow increase to Emmis was a critical factor in our ability to maintain compliance under our senior credit facility.
Grupo wanted to ensure that if it was able to create a market-leading radio station in Los Angeles, it would be able to acquire the Station for its fair value at the time of the agreement, or $110 million. At the same time, if the new Spanish-language format was not successful, Emmis didn’t want Grupo to have the ability to revert the Station to Emmis at a time when Emmis needed the $7 million annual LMA payment (or cash proceeds of $110 million). Thus, the parties entered into the Agreement to give both parties protection against the risks outlined above.
Emmis cannot conclude that it is likely that Grupo or its qualified designee will own the Station. Below are a few scenarios that may cause the put or call to never be exercised.
Grupo may want to exercise its Call (theoretically the value exceeds $110 million), but:
•	It is unable to obtain financing.

•	The FCC does not approve the transfer (or has not done so within two years of the submission of the application).

•
The overall Los Angeles radio market is healthy, but an overly crowded Spanish-language radio market makes the economics of operating a Spanish-language formatted station unattractive. Grupo is unable to find a buyer that is willing to invest in changing the format and the call expires.

•	It has identified other opportunities to deploy $110 million of capital that it believes will generate a higher rate of return.
Emmis may have the right to exercise its put (and assume the value is less than $110 million), but:
•
Emmis has had time to reduce its leverage and has identified a format niche in Los Angeles that is being underserved. Knowing that it may never be able to acquire a Station with the characteristics of KMVN again, Emmis would rather forego the short-term economic benefit of receiving the $110 million and instead keep the right to own the Station for perpetuity.

•
Given that Emmis owns another radio station in Los Angeles as well as publishing interests in Southern California, Emmis may believe that retaining the Station will be accretive to the value of its other local properties.

As noted, the license transfer is subject to FCC approval and is thus outside the control of either party. This creates uncertainty as to whether exercise of the put or call would ultimately result in a transfer of the license. We do not view FCC approval of the transaction as perfunctory, especially given the stringent foreign ownership rules governing license holders.
Notwithstanding the aforementioned analysis and conclusion, if the Company were to derecognize the FCC license and recognize the $110 million put, this would result in a significant gain in the statement of operations. This gain recognition would occur prior to the legal transfer of the license and prior to receipt of FCC approval. We believe that such a presumptive action is inconsistent with the rights of the FCC, as the governmental agency with authority over such transactions. Accordingly, we believe that Emmis has retained the risks and rewards associated with the license until such time as an approved transfer occurs.

Additionally, per your request, the Company hereby acknowledges that
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to call me at (317) 684-6535.

Sincerely,
/s/ Patrick M. Walsh
Patrick M. Walsh
Executive Vice President, Chief Financial Officer and Chief Operating Officer